UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Act of 1934
(Amendment No.)

ITEM 1
(a)	Name of Issuer: Trinity Place Holdings
(b)	Address of Issuer's Principal Offices:
       340 Madison Ave, Suite 3C
       New York, NY 10173

ITEM 2
(a)	Name of Person Filing: KAHN BROTHERS LLC
(b)	Address of Principal Office:
				555 Madison Avenue,
				22nd Floor
				New York, NY 10022
(c)	Citizenship: USA
(d)	Title of Class of Securities: Common
(e)	CUSIP Number: 89656D101

ITEM 4
(a)	Amount beneficially owned: 2,597,591
(b)	Percent of Class: 5.0
(c)	Number of shares as to which the person has:
(iv) 	Shared power to dispose or to direct
	the disposition of: 2,597,591